UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 28, 2025

DATE, TIME AND PLACE: On April 28, 2025, at 2:30 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously, APPROVED the election of the following members to the Advisory Committees to the Board of Directors, pursuant to Article 17, XXI and XXIX, of the Company's Bylaws:

(i)  as members of the Audit Committee, for a one (1) year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2026 Ordinary Shareholders Meeting: Mr. Pedro Augusto de Melo, Brazilian, married, accountant, bearer of the identity card RG No. 8,343,735-6, registered with the CPF/MF under No. 011.512.108-03, as Coordinator, pursuant to § 3 of article 30 of the Company's Bylaws; Mr. Luiz Carlos Nannini, Brazilian, married, accountant, bearer of the identity card RG No. 9.221.586-5 SSP/SP, registered with the CPF/MF under No. 038.563.538-95, as technical qualified member, pursuant to Article 9, § 6 of CMN Resolution No. 4,910/2021; Mrs. Andrea Maria Ramos Leonel, Brazilian, divorced, bachelor in economics, bearer of the identity card RG No. 084716873 SSP / SP, registered with the CPF/MF under No. 104.434.358-39; and Mr. René Luiz Grande, Brazilian, married, economist, bearer of the identity card RG No 6.309.316-9-SSP/SP, registered with the CPF/MF under No 583.893.348-87, as members, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

(ii) as members of the Risk and Compliance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of the identity card RNE No. W274948-B, registered with the CPF/MF under No. 007.805.468-06, as Coordinator; Mrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, bearer of the identity card RG No 3.839.280-X SSP/SP, registered with the CPF/MF under No 013.968.828-55; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, bearer of the identity card RG No 39.874.333-2 SSP/SP, registered with the CPF/MF under No 352.705.005-15; Mr José Mauricio Pereira Coelho, Brazilian, married, accountant, bearer of the identity card RG No. 06.109.071-81-IFP/RJ, registered with the CPF/MF under No. 853.535.907-91, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011; and Cristina San Jose Brosa, Spanish, divorced, administrator, holder of the Spanish Passport PAN818923, business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as Members.

(iii) as members of the Sustainability Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Mrs. Cristiana Almeida Pipponzi, Brazilian, married, business administrator, bearer of the identity card RG No. 26.378.342-X SSP/SP, registered with the CPF/MF under No. 285.220.788-58, as Coordinator; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, bearer of the identity card RG No. 20,217,603-4 SSP/SP, registered with the CPF/MF under No. 151,404,518-40; and Mrs. Vivianne Naigeborin, Brazilian, married, entrepreneur, bearer of the identity card RG No. 12.885.453-4 SSP/SP, registered with the CPF/MF under No. 106.720.678-70, as Members all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011,.

(iv) as members of the Nomination and Governance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Mrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, bearer of the identity card RG No 3.839.280-X SSP/SP, registered with the CPF/MF under No 013.968.828-55, as Coordinator; Mrs. Deborah Patricia Wright, Brazilian, divorced, business administrator, bearer of the identity card RG No. 9.252.907-0 SSP / SP, registered with the CPF/MF under No. 031.544.298-08; Mrs Cristiana Almeida Pipponzi, Brazilian, married, business administrator, bearer of the identity card RG No. 26.378.342-X SSP/SP, registered with the CPF/MF under No. 285.220.788-58, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011; and Mr. Javier Maldonado Trinchant, Spanish, married, bachelor in law, bearer of the identity card RNM No. V779189-E, registered with the CPF/MF under No 233.921.148-47, resident and domiciled in Madrid, Spain, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as Members.

(v) as members of the Remuneration Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2027 Ordinary Shareholders Meeting: Ms. Deborah Patricia Wright, Brazilian, divorced, business administrator, bearer of the identity card RG No. 9.252.907-0 SSP / SP, registered with the CPF/MF under No. 031.544.298-08, as Coordinator; Mrs. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, bearer of the identity card RG No 3.839.280-X SSP/SP, registered with the CPF/MF under No 013.968.828-55; Mrs Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, bearer of the identity card RG No. MG-4.375.275 SSP/MG, registered with the CPF/MF under No. 758.525.866-68; and Mr. Luiz Fernando Sanzogo Giorgi, Brazilian, divorced, business administrator, bearer of the identity card RG No. 7.346.613-X SSP/SP, registered with the CPF/MF under No 064.116.138-77, as Members, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

It was registered in the minutes that:

(a) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation;

(b) The members of the Audit Committee just appointed represent that they fulfill all the conditions set forth in CMN Resolution nº 4,970/2021, as well as of CMN Resolution nº 4,910/2021, and shall only take office of their respective post after authorization of their election by the Central Bank of Brazil; during this period the current members of the Committee remain in the exercise of its functions;

(c) Mr. Jaime Leôncio Singer and José Mauricio Pereira Coelho meets the independence requirements established in art. 45 § 5, and Mr. José de Paiva Ferreira, as Coordinator of the Risk and Compliance Committee, meets the independence requirements established in art. 45 §§ 5 and 6, all of CMN Resolution No. 4,557, of February 23, 2017, as amended; and

(d) the members of the Remuneration Committee appointed herein declare that they meet the requirements established in CMN Resolution No. 5,177/2024.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, April 28, 2025.

.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer